FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 16, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated March 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: March 16, 2007	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
March 16, 2007

MILLICOM BOARD APPROVES “LONG TERM INCENTIVE PLAN”

New York and Stockholm – March 16, 2007 - Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC, Stockholmsbörsen: MIC), today announces that the Board has approved a “Long Term Incentive Plan” (2007 LTIP) in order to incentivise and reward management for achieving a number of challenging targets.

The 2007 LTIP permits the Board to grant conditional awards of shares on an annual basis with a total cap of 5 million shares based on the current issued share capital (equivalent to approximately 5 per cent of the Company’s equity). These 5 million shares will be available for grants to management over the ten year lifetime of the plan.

The conditional awards will vest to the extent that the Company achieves performance targets over a three year period.

There will also be a second performance based co-investment plan in which the Company will match share purchases made by management provided certain pre-determined targets are met.

Awards under the 2007 LTIP will be granted to key members of Millicom's senior management. A total of 125 managers will potentially benefit from the schemes.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 280 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Daniel Johannesson
Chairman

Andrew Best
Investor Relations

Telephone:         +44 7798 576 378

Visit our web site at: www.millicom.com